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                              January 31, 2023

       Adam La Barr
       Managing Member
       ADPI Fund I, LLC
       6809 Main Street, Unit #619
       Cincinnati, OH 45244

                                                        Re: ADPI Fund I, LLC
                                                            Amendment No. 3 to
Form 1-A
                                                            Filed December 20,
2022
                                                            File No. 024-11872

       Dear Adam La Barr:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

       Amendment 3 to Form 1-A filed December 20, 2022

       General

   1. We note the statement on page 8 that investors in this offering may have the option of paying for their
investment with cryptocurrencies. Please disclose the following:

                                                              how you will
value the cryptocurrencies initially and on an ongoing basis;
                                                              how you will
determine the amount of securities to which a purchaser will be entitled and at what point
will the number of shares be determined;
                                                              who will bear the
risk of a downturn in price of the digital asset between the time it is delivered to the
company and the time that the company determines the amount of securities to be
issued;
                                                              how you will hold
and secure the cryptocurrencies received; and
 Adam La Barr
ADPI Fund I, LLC
January 31, 2023
Page 2
            whether you intend to hold the cryptocurrencies for investment or convert them into fiat currency immediately upon receipt or soon thereafter.

       Please contact Jeffrey Gabor at 202-551-2544 or James Lopez at 202-551-3536 with any questions.



                                                          Sincerely,
FirstName LastNameAdam La Barr
                                                          Division of
Corporation Finance
Comapany NameADPI Fund I, LLC
                                                          Office of Real Estate
& Construction
January 31, 2023 Page 2
cc:       Arden Anderson
FirstName LastName